

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

> **Re:** **Enviro Cleanse Inc.**
> **Amendment No.4 to Registration Statement on Form S-1**
> **Filed December 21, 2012**
> **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comment.

Exhibits, page 58

1. We note your response to comment four in our letter dated December 18, 2012; however, the exhibit index has not been revised to list the legal opinion as Exhibit 5.1 to the registration statement. Please correct the exhibit index by filing a Part II amendment to the Form S-1 and including an explanatory note on the inside cover of the registration statement facing page, identifying the reason for the amendment.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director